BONTAN CORPORATION INC.
THIRD QUARTER ENDED DECEMBER 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at February 23, 2012

Index

Overview	4
Summary of Results	4
Number of common shares, options and warrants	4
Business Environment	4
Risk Factors	4
Forward Looking Statements	4
Business Plan	5
Results of Operations	5
Liquidity and Capital Resources	9
Working Capital	9
Operating cash flows	9
Investing cash flows	10
Financing cash flows	12
Key Contractual obligations	13
Off balance sheet arrangements	13
Transactions with related third parties	13
Financial and derivative Instruments	14
International Financial Reporting Standards	16
Future Accounting Pronouncements	16
Internal Controls over Financial Reporting	17
Public securities filings	17

Management Discussion and Analysis

The following discussion and analysis by management (“MD & A”) of the financial condition and financial results for Bontan Corporation Inc. for the third quarter ended December 31, 2011 should be read in conjunction with the interim unaudited condensed Consolidated Financial Statements for the third quarter ended December 31, 2011, and  Canadian GAAP annual audited consolidated financial statements and notes and our annual F-20 report for the year ended March 31, 2011 and interim unaudited condensed consolidated financials prepared in accordance with International Financial Reporting Standards (“IFRS”) and Management Discussion & Analysis  for the first quarter ended June 30, 2011 and the second quarter ended September 30, 2011.

All financial information has been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”), as set out in the Handbook of the Canadian Institute of
Chartered Accountants – Part 1 (“CICA Handbook”), except for any financial information specifically denoted otherwise. The CICA Handbook was revised to incorporate IFRS as issued by the International Accounting Standards Board, and requires publicly accountable enterprises to apply IFRS effective for years beginning on or after January 1, 2011, and to provide comparative figures for 2010. Accordingly, for periods beginning on or after April 1, 2011, Bontan commenced reporting on this basis. In preparing its financial statements, Bontan started from an opening consolidated statement of financial position as at April 1, 2010, Bontan's IFRS transition date, and made those changes in accounting policies and other adjustments required by IFRS 1 “First-time adoption of International Financial Reporting Standards” (“IFRS 1”) for the first time adoption of IFRS. Note 3 of Bontan’s interim unaudited condensed financial statements for the third quarter of 2012 provides additional information on the impact of the transition to IFRS on Bontan’s previously published Canadian GAAP financial statements for the three and nine months ended December 31, 2010.

This management discussion and analysis is prepared by management as at February 23, 2012. The Company’s auditors have not reviewed it.

In this report:

a.	The words “us”, “we”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.
b.	Our indirect working interest in two drilling licenses offshore Israel is sometimes referred to as “Israel project”
c.	Our subsidiary, Israel Petroleum Company, Ltd Cayman is referred to as “IPC Cayman”

Overview

Summary of Results

The following table summarizes financial information for the quarter ended December 31, 2011 and the preceding seven quarters: (All amounts in ‘000 CDN$ except net loss per share, which are actual amounts)
Quarter ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
	2011	2011	2011	2011*	2010	2010	2010	2010*
Total Revenue	-	-	-	-	-	-	-	-
Net loss	(417)	(673)	(874)	(848)	(1,065)	(1,329)	(486)	(2275)
Working capital	5,041	(146)	756	1,707	1,167	960	1,085	372
Shareholder’s equity	5,048	6,834	7,737	8,688	8,364	8,323	8,448	6,900
Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.05)

*Details for these quarters are derived from financials prepared under previous Canadian GAAP while figures for the other quarters are derived from financials prepared in accordance with IFRS

Number of common shares, options and warrants

These are as follows:

As at December 31, 2011 AND February 23, 2012
Shares issued and outstanding	78,714,076
Warrants issued and outstanding (a)	68,071,420
Options granted but not yet exercised (b)	5,385,000

(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at average exercise price of US$0.29. These warrants have weighted average remaining contractual life of 2.84 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.17 and have a weighted average remaining contractual life of approximately 2.86 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2011 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2011. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators. We have never had any oil and gas operations and do not currently own any oil and gas properties with proven reserves.

In fiscal 2010, we acquired indirect working interest, which is currently 4.70% (March 31, 2011: 5.23%), in two licenses for drilling oil and gas in offshore location in Israel. In December 2011, the Company signed a settlement agreement  to transfer all its interest  to IPC Cayman minority partner on closing date for a total price of US$15 million and a 0.25% Overriding Royalty Interest (“ORI”) in the Israeli Project. This is further explained later in this report.

If closing of the settlement agreement occurs as contemplated, we will invest the cash acquired through the transfer into other business opportunities. On the other hand, if closing does not happen or if there is any breach of the terms of the settlement agreement, the situation will revert to the status quo that existed prior to signing and the Company will have to resume all litigation efforts to preserve our interest in the Israeli property. Details are further discussed in the “Overview” section below.

Results of operations

Three months ended December 31,	2011	2010
	In 000’s CDN$
Income	-	-
Expenses	(417)	(1,186)
	(417)	(1,186)
Non-controlling interests	-	121
Net loss for period	(417)	(1,065)
Deficit at end of period	(42,955)	(40,142)

Overview

During the quarter ended December 31, 2011, over 50% of the expenses related to legal costs involved in various litigations against the manager of our subsidiary, IPC Cayman and other related entities. These litigations were kept on hold in December 2011 due to a settlement agreement as more fully explained later in the report.

Another key event in the quarter happened in November 2011, when in a reverse takeover transaction, IPC Cayman merged its interest in IPC Israel, which in turn holds working interest in the Israeli project, into an Israeli public company in exchange for approximately 90% equity of the said public company. This is also further elaborated later in this report.

During the three months ended December 31, 2010, key events included:

1.	5% of our indirect working interest in the Israeli project was sold to the operator Geoglobal Resources (India) Inc. for US$171,900 as per an agreement.

2.
In October 2010, IPC Cayman signed an agreement with an Israeli Shell public company, Shaldieli Ltd. (“Shaldieli”) to sell our indirect working interest in the Israeli property for 90% equity in Shaldieli without our prior knowledge or approval as required. The transaction has not yet been approved by the shareholders of Shaldieli and Israeli Securities and Exchange Commission.  Further, we have also taken legal action against the transaction.

3.
We were also in disputes with the management of our subsidiary, IPC Cayman. They filed a counter claim against us and we filed responses and made counter claims for damages. These legal actions in the Israeli courts have not yet been heard.

Income

We had no revenue during the three months ended December 31, 2011 and 2010.

Expenses

The overall analysis of the expenses is as follows:

	Three months ended December 31,
	2011	2010

Operating expenses	$ 68,871	$ 152,137
Consulting fee & payroll	39,421	367,804
Exchange (gains)	(2,072)	(4,889)
Loss on disposal of short term investments	57,187	94,378
Write down of short term investments	27,000	-
Professional fees	226,787	576,671
	$ 417,194	$ 1,186,101

Operating Expenses
	Three months ended December 31,
	2011	2010
Travel, meals and promotion	$ 7,500	$ 89,484
Shareholders information	37,483	40,106
other	23,888	22,547
	$ 68,871	$ 152,137

Travel, meals and promotions

As explained earlier, our primary focus during the three months ended December 31, 2011 was on handing various litigation matters and negotiating a settlement agreement, which did not involve significant travels. This explains significant reduction in expenses compared to the same period in the previous fiscal period.

Expenses for the three months ended December 31, 2010, the Company’s management, lawyers and consultants had to undertake extensive travel to Israel, USA and Cayman Island to discuss the matters concerning the Israeli project and also to retain lawyers to discuss and organize various legal actions against Shaldieli and the management of IPC Cayman in connection with various disputes relating to the Israeli project as explained elsewhere in this report. IPC Cayman charged approximately $ 42,000 for travel, meals and promotion during the period, which included travels to Israel and stay there for several weeks by the manager and other consultants of IPC Cayman.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Fees were consistent for the 2011 and 2010 periods.

Other operating costs
These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. There were no major changes.

Consulting fees and payroll
Three months ended December 31,	2011	2010

Fees settled in common shares	-	$ 20,717
Cancellation of options	(83,198)
Fees settled in cash	107,147	337,731
Payroll	15,472	9,356

	$ 39,421	$ 367,804

There were no issuance of shares or options to any consultants during the quarter ended December 31, 2011. However, 390,000 options issued previously to three IPC Cayman consultants were canceled during the quarter as a result of a settlement agreement, as explained later. The value of $83,198 based on black-Scholes model, assigned to these options on their issuance was therefore reversed. Cash fee paid during the quarter primarily fees paid to CEO, two members of the audit committee and other two consultants and were consistent with prior period. Payroll includes value of $3,120 representing 50,000 shares granted under a consultant compensation plan to an employee during the quarter.

Major reduction in consulting fee during the quarter was mainly due to non-consolidation of IPC Cayman. The previous year’s quarter included fees of approximately $266,000 to the IPC Cayman consultants.

The following were the key details forming part of consulting fee and payroll costs during the three months ended December 31, 2010:

a.
No new consultants were hired or paid for in shares or options during the period. However, value of shares previously allotted and deferred was expensed to the extent it related to the services provided during the period.

b.
Fees settled in cash consisted of a fee of $60,000 paid to Mr. Cooper as manager of IPC Cayman , $ 45,000 to Mr. Kam Shah, the chief executive and financial officer $ 30,000 to  Mr. Terence Robinson, a key consultant, $ 2,500 to the two independent directors for their services as members of the audit committee, for the quarter. The balances of the fees were paid to consultants hired by the Company and by IPC Cayman.

Exchange (gain) loss

Exchange differences related to translation losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the functional and presentation currency, on consolidation.

The company had payables in US dollar which, due to the weakening of the Canadian dollar against US dollar resulted in an exchange loss on conversion of approximately $2,000 at December 31, 2011.

As at December 31, 2010, the Company had excess of liabilities in US dollar of approximately $1.6 million over its monetary assets in US dollar. US dollar declined in value against Canadian dollar from CDN $1.0331 in September 2010 to CDN $0.9946 at December 31, 2010, which resulted in a small exchange gain on December 31, 2010 translation.

Write off of Short term Investments

As at December 31, 2011, the Company’s short term investment portfolio included one marketable security whose market price showed continued declining trend which the management believed would unlikely to improve in the near future. The carrying cost of this security was therefore further written down by $27,000 which amount was considered to have impaired.

Loss on disposal of short term investments

The disposal of short term investments, during the three months ended December 31, 2011, was mainly caused by the need for additional cash to meet increasing litigation costs. Approximately $97,000 was raised through disposal of securities with net carrying cost of approximately $155,000.

During the three months ended December 31, 2010, the Company sold some of the shares in one of its holdings at a loss to meet its cash flow requirement.

Professional fees

Professional fees for the three months ended December 31, 2011 consisted of audit and accounting fees of approximately $15,000 and legal fees of approximately $ 212,000.

Legal fees primarily consisted of fees incurred by the Company for its legal actions against Shaldieli and IPC Cayman management as discussed elsewhere in this report.

Professional fees for the three months ended December 31, 2010 consisted of audit and accounting fees of approximately $162,000 and legal fees of approximately $ 415,000.

Audit and accounting includes accrual for the audit fee apportioned for the quarter and charges from the auditors regarding registration statement and its various amendments filed of $24,000 and accounting fee of approximately $138,000 charged by IPC Cayman.

Legal fees included fees incurred by the Company for its legal actions against Shaldieli and IPC Cayman management of approximately $252,000 and fees regarding its registration filings and other routine legal work of approximately $ 60,000 and legal fees of approximately $ 103,000 incurred by IPC Cayman.

Liquidity and Capital Resources

Working Capital

As at December 31, 2011, the Company had a working capital of approximately $5 million compared to a working capital of approximately $1.7 million as at March 31, 2011. However, working capital at December 31, 2011 included exploration and evaluation expenditure of $5.5 million which was reclassified from long term asset due to settlement agreement.

Cash on hand and marketable securities as at December 31, 2011 were approximately $391,000 compared to $2.2 million as at March 31, 2011. Cash was primarily used on the operating and legal expenses which increased significantly due to various legal actions.

Bontan’s cash requirement for the next twelve months will largely depend on whether the terms of the settlement agreement signed in December 2011 will be met fully and on time. If so, then we will have substantial cash – approximately $ 10 million – on hand and we will then be focusing on investing these funds in new projects. However, if the closing does not occur as contemplated or there is a breach of agreement by IPC parties, then we will have to resume our legal actions to protect our interest –If litigations continue; we estimate our cash requirement for working capital to be around $ 1 million. While our key shareholders have indicated that they would be willing to provide further financing if needed, no firm commitments have yet been received and a going concern note included as Note 2 (c) to the unaudited condensed consolidated financials for the third quarter ended December 31, 2011 further elaborates this matter.

Operating cash flow

During the nine months ended December 31, 2011, operating activities required net cash outflow of approximately $ 1.1 million, which was met from the available cash, non-refundable deposit of $ 259,700 received as a result of settlement and proceeds from the sale of short term marketable securities.

During the nine months ended December 31, 2010, operating activities required net cash out flow of approximately $ 2.7 million, which was met from the available cash and proceeds from the disposal of short term investments.

Investing cash flows

During the nine months ended December 31, 2011, the company received net proceeds totalling $0.9 million from the sale of its short term investments, which were used for operational purposes – primarily to pay the legal costs relating to pending litigations. Further, it also received a non-refundable deposit of $259,700 as a result of a settlement agreement with IPC Parties in connection with its indirect interest in Israeli properties.

During the nine months ended December 31, 2010, the company spent approximately $493,000 in the acquisition of oil and gas properties, $2,000 to purchase office equipment and furniture, and received approximately $323,000 from disposal of its short term investment, thus generating a net cash outflow of approximately $172,000.

Exploration and evaluation expenditure

The following were the two key events that affected the exploration and evaluation expenditure during the quarter ended December 31, 2011:

a.
On November 8, 2011, a reverse takeover transaction was completed between IPC Cayman and IPC Oil & Gas Holdings Ltd (“Shaldieli”) under which IPC Cayman rolled its 50% equity in IPC Oil & Gas (Israel) Limited Partnership (“IPC Israel”) into Shaldieli in exchange for approximately 144.8 million common shares of Shaldieli representing 90% of Shaldieli’s share capital. Bontan’s beneficial share, through its ownership of 76.79% equity of IPC Cayman, in the allotted Shaldieli shares is approximately 111.2 million shares of Shaldieli Inc. or approximately 69% of Shaldieli share capital. Shaldieli now holds 50% of the equity in IPC Israel which, in turn, holds a 13.6090% working interest in the two licences – Sarah and Myra – under the offshore Israeli Project.

The Company currently holds an indirect 4.70% working interest in the Israeli property.

The relevant tree structure of the holdings in the various companies, after the Shaldieli Transaction, is as follows:

Bontan’s working interest is 76.79% of 90% of 50% of 13.609% = 4.70%

b.
On December 16, 2011, the Company signed a settlement agreement (“Settlement agreement”) with IPC Cayman, International Three Crown Petroleum LLC (“ITCP”), Three Crown Petroleum LLC (“TCP”) and Mr. Howard Cooper (“IPC Parties”). The Company agrees to transfer all its equity in IPC Cayman on closing for a total price of US$15 million and a 0.25% Overriding Royalty Interest (“ORI”) in the Israeli Project  In addition, all 5 million warrants issued to ITC and 600,000 options issued to IPC Cayman consultants have been surrendered and cancelled without any compensation. The price of US$15 million will consist of cash of US$10 million. The balance is covered by two promissory notes carrying interest at 5% per annum and secured by additional ORI of 0.25%and a guarantee from IPC Cayman. One promissory note for US$2 million is payable on or before November 9, 2012 and another for US$3 million is payable on or before November 9, 2013. The Company has received a non-refundable deposit of US$250,000. In the event of requests by the IPC Parties for an extension, or the occurrence of certain financing activities, the Company may receive up to a further US$500,000 in non-refundable deposits. The Company may also receive up to an additional US$ 3 million based on the price of Shaldieli shares after two years.

Closing is conditioned on receipt or waiver of Regulatory Approval.  If closing is not consummated, the situation will revert to the status quo that existed prior to signing except that the Company will be able to retain certain deposited cash, cancelled warrants and options and the ORI.

As a result of the above transaction, the Company reclassified its exploration and evaluation expenditure as current asset on the balance sheet.

We have not assigned any value to ORI at this stage since the underlying reserves have not yet been proven.

Pending Disputes

Note 20 of the fiscal 2011 audited financial statements and Note 13 of unaudited condensed consolidated financial statements for the three months ended June 30, 2011, provide details of various lawsuits being filed against Shaldieli, its key shareholders, Mr. Howard Cooper and his company, International Three Crown Petroleum LLC.

The following provide further updates to the pending lawsuits since July 1, 2011

Actions taken in Israel

No new development except for a second pre-trial on November 21, 2011 which was more procedural dealing with disclosures and interrogations.

Actions taken in Cayman Islands

As previously reported, on April 28, 2011, we filed a summons against Israel Petroleum Company Limited (“IPC Cayman”) and International Three Crown Petroleum LLC (“ITC”) seeking an order pursuant to section 46 of the Companies Law (2010 Revision) that the register of IPC Cayman be rectified to give effect to a share transfer request made on March 8, 2011 together with such other ancillary relief as may be necessary for the purpose of giving effect to the rectification.

The judge in the Grand Court of the Cayman Islands financial services division dismissed our claim on October 24, 2011.  However, we have received a letter from ITC’s Cayman lawyers stating that ITC and IPC will convene a meeting of IPC’s members of record, provided that such request is made pursuant to the terms of the Stockholders Agreement.

All actions are on hold

As explained above, the Company entered into a Settlement Agreement on December 16, 2011 with IPC Cayman, ITC and Mr. Cooper (“IPC Parties”) to transfer all its equity interest in IPC Cayman to IPC Parties for various considerations, most of which will occur on the closing date. Meanwhile, both the parties agreed to put all current legal actions on hold and not to initiate new ones. If the closing does not happen as contemplated, the Company intends to resume its legal actions to preserve its interest in the Israeli property.

Short term investments

The company’s short term investment at December 31, 2011 consisted of Canadian junior resource public companies whose carrying costs, after writing off impairment of $27,000, was approximately $0.4 million and their market value on that date was approximately $0.2 million. The difference being unrealized loss was included in the accumulated other comprehensive loss.

The Company had short term investments at a carrying cost of approximately $ 3.1 million as at December 31, 2010 – all of which were held in five Canadian public companies. These investments were stated at their fair value of approximately $ 2.7 million  as at December 31, 2010 and the difference representing unrealised loss of approximately $400,000 was transferred to accumulated other comprehensive loss and included under shareholders equity.

Financing cash flows

There were no cash flows from financing activities generated for the three and nine months ended December 31, 2011.

Major financing activity during the three months ended December 31, 2010 consisted of exercise of 350,000 warrants by two shareholders for a total cash price of $35, 600.

Key Contractual obligations

While we do have contractual commitment to cover our share of exploration and development costs relating to the Israeli project, we believe we are not expected to require any further funding due to the following reasons:

a.
As explained under investing cash flow section of this report, we signed a settlement agreement to transfer all our interest to the minority shareholder of IPC Cayman for cash and ORI. If this transaction is completed as agreed, we will have no further interest and commitment in the Project.

b.
However, if the settlement does not happen and we are reverted to litigations, our interest is still held through an Israeli public company  due to a reverse take over as further explained under investing cash flow section. As a result, further funding for the Project is expected to be raised through this public company.

c.
In addition to the above, we have a commitment to contribute up to $ 28 million towards the exploration costs from Ofer brothers who acquired 50% interest in IPC from IPC Cayman where we hold 76.79% equity.

Off balance sheet arrangements

At December 31, 2011 and 2010, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

As explained in note 2(d) to the unaudited condensed consolidated financial statements for the third quarter ended December 31, 2011, the Company de-consolidated IPC Cayman financials effective May 18, 2010 due to loss of control and power to govern the financial and operating policies. The company owns 76.79% equity interest in IPC Cayman. The Company maintains that it has no further financial obligations towards IPC Cayman.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 12 to the unaudited condensed consolidated financial statements for the third quarter ended December 31, 2011.

 Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways –
a.	Director/President of CCC, Mr John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

	December 31, 2011		March 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	154,673	154,673	348,464	348,464
Other receivable	203,444	203,444	114,069	114,069
Short term investments	432,874	236,725	2,118,724	1,359,431
Financial liabilities
Accounts payable and accrued liabilities	1,035,510	1,035,510	663,577	663,577

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

i) Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash and cash equivalents – Cash and cash equivalents are held with major financial institutions in Canada and therefore the risk of loss is minimal.

b.	Trade and other receivables – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from the Canadian government.

c.
Short term Investments – The Company has exposure for this balance at December 31, 2011 of approximately $0.4 million (March 31, 2011 - $1.9 million). These investments are in junior Canadian public companies and are valued at their quoted market prices on reporting dates.

ii) Liquidity risk

The Company agreed to transfer its current indirect interest in oil and gas property for cash and other consideration as explained in investing cash flow section of this report. Even if this transaction is not completed on closing date, the Company’s interest is currently held through majority equity in an Israeli public company. The relevant funds required for exploration and development are expected to be raised through this public company and as a result, the Company is unlikely to be required to provide funds necessary to fulfill planned exploration commitments on its petroleum and natural gas properties.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. However, as an exploration company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and pending litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. If adequate financing is not available to continue its legal actions should the closing of the transaction to divest its interest does not occur as agreed, the Company may be required to relinquish rights to certain of its interests.

iii) Market price risk

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 4% of total assets of the Company as at December 31, 2011 (20% as at March 31, 2011). Further, the Company’s holding in one Canadian marketable security accounted for approximately 67% (March 31, 2011: 40%) of the total short term investment in marketable securities as at December 31, 2011.

The Management tries to mitigate this risk by monitoring all its investments daily with experienced consultants and ensuring that investments are made in companies which are financially stable with viable businesses.

iv) Concentration risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institutions are international banks and the brokerage firm is a well-known Canadian brokerage firm with a good market reputation and has all its assets backed up by a major Canadian bank. The Company’s key asset, the indirect working interest in two off shore drilling licenses, is located in Israel.

v) Currency risk

The Company operates primarily in Canada and substantially all of its activities including cash and short term investments are denominated in Canadian dollars. However, costs incurred on exploration and evaluation relating to its interest in the Israeli project and expected potential returns, if any, would be denominated in US dollars. The Company is therefore exposed to fluctuations in the exchange rate between the US and Canadian dollar.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	December 31, 2011	March 31, 2011	December 31, 2010
One US Dollar to CDN Dollar	1.0170	0.9718	0.9946

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at December 31, 2011 were as follows:  (all figures in 000’ CDN$ equivalent)

Cash, receivable & short term investments	$ 117
Accounts payable and accrual	(486)
Net liabilities	$ (369)

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net liabilities by $18,450 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net liabilities by $ 18,450.

International Financial Reporting Standards

Effective April 1, 2011 and as further described in Bontan’s interim unaudited condensed consolidated financial statements and notes for the first quarter ended June 30, 2011, Bontan began reporting its financial results in accordance with international Financial Reporting Standards. Refer to Bontan’s first quarter 2012 Management Discussion & Analysis dated September 26, 2011 for additional information.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – “Financial Instruments” addresses the classification and measurement of financial assets.
IFRS 10 – “Consolidated Financial Statements” builds on existing principles and standards and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.
IFRS 11 – “Joint Arrangements” establishes the principles for financial reporting by entities when they have an interest in arrangements that are jointly controlled.
IFRS 12 – “Disclosure of Interest in Other Entities” provides the disclosure requirements for interests held in other entities including joint arrangements, associates, special purpose entities and other off balance sheet entities.
IFRS 13 – “Fair Value Measurement” defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.
IAS 27 – “Separate Financial Statements” revised the existing standard which addresses the presentation of parent company financial statements that are not consolidated financial statements.
IAS 28 – “Investments in Associate and Joint Ventures” revised the existing standard and prescribes the accounting for investments and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Company has not completed its evaluation of the effect of adopting these standards on its financial statements.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors. CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.